Exhibit 99.1

KNOT OFFSHORE PARTNERS LP

EARNINGS RELEASE—INTERIM RESULTS FOR THE PERIOD ENDED JUNE 30, 2025

Financial Highlights

For the three months ended June 30, 2025 (“Q2 2025”), KNOT Offshore Partners LP (“KNOT Offshore Partners” or the “Partnership”; NYSE:KNOP):

●	Generated total revenues of $87.1 million, operating income of $22.2 million and net income of $6.8 million.
●	Generated Adjusted EBITDA[1] of $51.6 million.
●	Reported $104.8 million in available liquidity at June 30, 2025, which was comprised of cash and cash equivalents of $66.3 million and undrawn revolving credit facility capacity of $38.5 million.

Other Partnership Highlights and Events

●	Fleet operated with 100% utilization for scheduled operations in Q2 2025, and 96.8% utilization taking into account the scheduled drydockings of the Raquel Knutsen and the Windsor Knutsen, for which the relevant off-hire periods concluded during Q2 2025.
●	On July 2, 2025, the Partnership declared a quarterly cash distribution of $0.026 per common unit with respect to Q2 2025, which was paid on August 7, 2025, to all common unitholders of record on July 28, 2025. On the same day, the Partnership declared a quarterly cash distribution to holders of Series A Convertible Preferred Units (“Series A Preferred Units”) with respect to Q2 2025 in an aggregate amount of $1.7 million.

1 EBITDA and Adjusted EBITDA are non-GAAP financial measures used by management and external users of the Partnership’s financial statements. Please see Appendix A for definitions of EBITDA and Adjusted EBITDA and a reconciliation to net income, the most directly comparable GAAP financial measure.

●	On April 1, 2025, the Partnership’s general partner appointed Mr. Masami Okubo to replace Mr. Yasuhiro Fukuda, both of whom are employees of Nippon Yusen Kabushiki Kaisha (“NYK”), on the Partnership’s Board of Directors (the “Board”);
●	On April 15, 2025, Petrorio extended the redelivery timing for the Brasil Knutsen to September 2025. This redelivery is now expected in October 2025, promptly following which the Brasil Knutsen is due to commence operations with Equinor;
●	On June 4, 2025, the Windsor Knutsen commenced operations for ExxonMobil following completion of her scheduled drydocking;
●	On June 18, 2025, Repsol Sinopec exercised their option to extend their time charter on the Raquel Knutsen for three years, until June 2028;
●	On July 2, 2025, the Partnership acquired the 2022-built DP2 shuttle tanker Daqing Knutsen (the “Acquisition”) from Knutsen NYK Offshore Tankers AS (“KNOT”). The purchase price was $95 million, less $70.5 million of outstanding indebtedness under the secured credit facility related to the Daqing Knutsen (the “Daqing Facility”), plus $0.3 million of capitalized fees. The purchase price is subject to customary post-closing adjustments for working capital and an interest rate swap. The vessel is on time charter to PetroChina in Brazil through July 2027. As a term of the Acquisition, KNOT has guaranteed the hire rate for the vessel until 2032 on the same basis as if PetroChina had exercised its option through such date;
●	On July 2, 2025, the Board approved establishment of a buyback program for up to $10 million of the Partnership’s common units. Through September 25, 2025, the Partnership has repurchased 226,374 common units for a total purchase cost of $1.64 million, at an average price of $7.24 per common unit. Common units repurchased under this program are being cancelled, which will correspondingly reduce the total number of common units outstanding;
●	In early July, the Tove Knutsen commenced a scheduled drydocking, following completion of a conventional tanker charter which utilised her voyage to Europe. This drydocking was completed in late August 2025;
●	On August 15, 2025, the Partnership closed the refinancing of the first of its two $25 million revolving credit facilities, with the facility being rolled over with NTT TC Leasing Co, Ltd.; the second $25 million revolving credit facility matures in November 2025 and is expected to be refinanced on acceptable and similar terms at or prior to its maturity date;
●	On August 21, 2025, agreement was reached with Shell to extend the term of the current time charter for the Hilda Knutsen by 3 months firm (to June 2026) plus a further 9 months at our option (to March 2027);
●	On September 16, 2025, the Partnership sold the Tove Knutsen to, and leased her back from, a Japanese-based lessor, for a lease period of 10 years. The Partnership realized net proceeds of approximately $32 million from the transaction after repayment at its maturity of the loan secured by the Tove Knutsen and the payment of fees and expenses;
●	The Vigdis Knutsen is expected to operate on a bareboat basis commencing in Q4 2025, following the previously-announced exercise of an option held by Shell to switch from the current time charter operation. This exercise took place on January 24, 2025, and included extension of the fixed duration of this charter from 2027 to 2030; and
●	On September 22, 2025, agreement was reached with Equinor to extend the term of the current time charter for the Bodil Knutsen to March 2029, followed by two charterer’s options each of one year.

Derek Lowe, Chief Executive Officer and Chief Financial Officer of KNOT Offshore Partners LP, stated, “We are pleased to report another strong performance in Q2 2025, marked by safe operation at full utilization from scheduled operations, close to 97% utilization when including drydockings, consistent revenue and operating income generation, and material progress in securing additional charter coverage for our fleet.

As of the date of this release and including contractual updates since June 30, 2025, we have now secured 100% of charter coverage for the second half of 2025 after allowing for scheduled dry dockings, and approximately 89% for 2026. We remain focused on further strengthening our fleetwide charter coverage and seizing those periodic opportunities that exist to re-charter vessels in the current tight market environment.

In Brazil, the main offshore oil market where we operate, new production start-ups in shuttle tanker-serviced pre-salt fields have continued to outpace Petrobras’s already-aggressive baseline schedule. As a result, the world’s biggest shuttle tanker market is both growing and materially tightening. The North Sea, our secondary geography, has also established some positive momentum as projects ramp up production in both the UK North Sea and, most significantly, the Barents Sea. While less dynamic than is the case in Brazil, these positive developments in the wider North Sea region are a welcome and notable change after a protracted period of relatively slack shuttle tanker demand.

Driven by these dynamics, we continue to believe that growth of offshore oil production in shuttle tanker-serviced fields across both Brazil and the North Sea is on track to outpace shuttle tanker supply growth throughout the coming years. We are aware of newbuild shuttle tanker orders, including seven for Knutsen NYK, all of which are scheduled for delivery over 2025-2028. We anticipate that all these new orders are backed by charters to clients in Brazil, and see this as a sign of confidence in the medium-to-long term demand for the global shuttle tanker fleet. Particularly when considered in the context of the increasing numbers of shuttle tankers reaching or exceeding typical retirement age, as well as yard capacity constraints limiting material new orders into at least 2028, we anticipate that these newbuild deliveries will be readily absorbed by the expanding market for shuttle tankers.

As the largest owner and operator of shuttle tankers (together with our sponsor, Knutsen NYK), we believe we are well positioned to benefit from such an improving charter market. We remain focused on generating certainty and stability of cash flows from long-term employment with high-quality counterparties, both through continued chartering and through the consummation of accretive dropdown transactions. We are also pleased to have reached an important milestone early in the third quarter, with our cashflow, financial strength, and overall outlook having improved to the extent that we felt it prudent to initiate a common unit buyback program, which is enabling us to take advantage of what we believe to be a pronounced value opportunity. We are confident that continued operational performance and the successful execution of our strategy in an improving market environment can increase our cash flow generation, strengthen our forward visibility, and create sustainable unitholder value in the quarters and years ahead.

Financial Results Overview

Results for Q2 2025 (compared to those for the three months ended March 31, 2025 (“Q1 2025”)) included:

●	Revenues of $87.1 million in Q2 2025 ($84.0 million in Q1 2025), with the increase due to higher utilization of the fleet, driven by the full effect of the sale of Dan Sabia and the addition of Live Knutsen to the fleet, and generally improved terms of contracts on certain vessels.

●	There was no gain from disposal of vessel in Q2 2025 ($1.3 million in Q1 2025).
●	Vessel operating expenses of $33.0 million in Q2 2025 ($30.6 million in Q1 2025), with the increase due primarily to bunker fuel expenses and higher maintenance and upgrading cost related to vessels in dry dock.
●	Depreciation of $29.4 million in Q2 2025 ($28.8 million in Q1 2025).
●	General and administrative expenses of $1.6 million in Q2 2025 ($1.8 million in Q1 2025).

●	Operating income consequently of $22.2 million in Q2 2025 ($23.4 million in Q1 2025).
●	Interest expense of $15.3 million in Q2 2025 ($14.9 million in Q1 2025)
●	Realized (i.e. cash) gain on derivative instruments of $2.5 million in Q2 2025 (gain of $3.1 million in Q1 2025), and unrealized (i.e. non-cash) loss of $2.9 million in Q2 2025 (unrealized loss of $4.5 million in Q1 2025). Together, there was a realized and unrealized loss on derivative instruments of $0.4 million in Q2 2025 (loss of $1.3 million in Q1 2025).
●	Net income consequently of $6.8 million in Q2 2025 ($7.6 million in Q1 2025).

By comparison with the three months ended June 30, 2024 (“Q2 2024”), results for Q2 2025 included:

●	An increase of $20.9 million in operating income (to $22.2 million in Q2 2025 from operating income of $1.3 million in Q2 2024), driven primarily by the $16.4 million non-cash impairment of Dan Cisne and Dan Sabia as of June 30, 2024, whereas no impairment was recorded in Q2 2025. Higher utilization of the fleet and greater charter revenues also contributed to the increase. Adjusting for the impact of the impairment in Q2 2024, operating income increased by $4.5 million in Q2 2025.
●	An increase of $1.2 million in finance expense (to finance expense of $15.2 million in Q2 2025 from finance expense of $14.0 million in Q2 2024), due primarily to an unrealized and realized loss on derivative instruments in Q2 2025 compared to an unrealized and realized gain in Q2 2024.
●	An increase of $19.7 million in net income (to a net income of $6.8 million in Q2 2025 from a net loss of $12.9 million in Q2 2024).

Financing and Liquidity

As of June 30, 2025, the Partnership had $104.8 million in available liquidity, which was comprised of cash and cash equivalents of $66.3 million and $38.5 million of capacity under its revolving credit facilities. The Partnership’s revolving credit facilities mature in November 2025 and, August 2027 respectively.

The Partnership’s total interest-bearing obligations outstanding as of June 30, 2025 were $918.6 million ($914.5 million net of debt issuance costs). These did not include the Daqing Facility described below, which was assumed on July 2, 2025. The average margin paid on the Partnership’s outstanding debt during Q2 2025 was approximately 2.23% over SOFR. These obligations are repayable as follows:

	Sale &	Period
(U.S. Dollars in thousands)	Leaseback	repayment	Balloon repayment	Total
Remainder of 2025	$7,357	$44,660	$81,077	$133,094
2026	15,060	74,461	284,203	373,724
2027	15,751	37,034	95,098	147,883
2028	16,520	19,080	78,824	114,424
2029	17,232	6,154	—	23,386
2030 and thereafter	85,370	40,704	—	126,074
Total	$157,290	$222,093	$539,202	$918,585

As of June 30, 2025, the Partnership had entered into various interest rate swap agreements for a total notional amount outstanding of $421.2 million, to hedge against the interest rate risks of its variable rate borrowings. As of June 30, 2025, the Partnership receives interest based on SOFR and pays a weighted average interest rate of 2.54% under its interest rate swap agreements, which have an average maturity of approximately 1.58 years. The Partnership does not apply hedge accounting for derivative instruments, and its financial results are impacted by changes in the market value of such financial instruments.

As of June 30, 2025, the Partnership’s net exposure to floating interest rate fluctuations was approximately $273.8 million based on total interest-bearing contractual obligations of $918.6 million, less the Raquel Knutsen and Torill Knutsen sale and leaseback facilities of $157.3 million, less interest rate swaps of $421.2 million, and less cash and cash equivalents of $66.3 million.

The Daqing Facility became one of the Partnership’s debt obligations upon closing of the acquisition of the Daqing Knutsen on July 2, 2025, and is therefore not included in the Partnership’s outstanding debt as of June 30, 2025. The Daqing Facility is repayable in quarterly installments with a final payment due at maturity on June 13, 2027 of $62.3 million, which includes the balloon payment and last quarterly installment. The facility bears interest at a rate per annum equal to SOFR plus a margin of 1.94%. In connection with this acquisition, the Partnership and KNOT Shuttle Tankers AS became the sole guarantors. The facility is secured by a mortgage on the Daqing Knutsen.

On August 15, 2025, the Partnership closed the refinancing of the first of its two $25 million revolving credit facilities, with the facility being rolled over with NTT TC Leasing Co, Ltd... The new facility will mature in August 2027, bears interest at a rate per annum equal to SOFR plus a margin of 2.3%, and has a commitment fee on any undrawn portion of the facility that varies based on the aggregate borrowing amount: 0.70% per annum for borrowings up to $10 million, 0.60% per annum for borrowings between $10 million and $20 million, and 0.50% per annum for borrowings exceeding $20 million. The commercial terms of the facility are substantially unchanged from the facility entered into in August 2023 with NTT TC Leasing Co, Ltd.. The Partnership is continuing discussions and negotiations with the lender under its second $25 million revolving credit facility, which will mature in November 2025.

On September 16, 2025, the Partnership, through its wholly-owned subsidiary, Knutsen Shuttle Tankers 34 AS, which owns the Tove Knutsen, sold the Tove Knutsen to, and leased her back from, a Japanese-based lessor, for a lease period of 10 years. The gross sale price was $100 million and a portion of the proceeds were used to repay the outstanding loan secured by the vessel and to settle the related interest rate swaps. The bareboat rate under the lease consists of a fixed element per day and there is a fixed-price purchase obligation at maturity. Following closing and after repayment of the loan and settlement of the interest rate swaps, the Partnership realized net proceeds of approximately $32 million after fees and expenses.

The Partnership has commenced discussions and negotiations with its lending group and other institutions and advisors concerning the refinancing of its senior secured loan facility secured by the Synnove Knutsen, which matures in October 2025 with a repayment due at that time of $72.26 million.

Given the negotiations that are already underway and given the Partnership’s history of successfully obtaining financing or refinancing its debt, management believes that it will be able to conclude a refinancing of these facilities on similar terms (including that no re-leverage is required) prior to their respective maturities. However, no assurance can be given that such facilities will be timely refinanced on acceptable terms.

Common Unit Repurchase Program

On July 2, 2025, the Board authorized the repurchase of up to an aggregate of $10 million of the Partnership’s outstanding common units over the subsequent 12 months (the “Program”).

Purchases of common units under the Program will be at prevailing prices on the open market or in privately negotiated transactions, and will be subject to available liquidity, market conditions, credit agreement restrictions, applicable legal requirements, contractual obligations and other factors. The Program does not require the Partnership to acquire any specific number of common units. The Partnership intends to purchase common units under the Program opportunistically with available funds, while maintaining sufficient liquidity to fund its capital needs. The Program may be suspended from time to time, modified, extended or discontinued by Board at any time. As of September 25, 2025, the Partnership had paid $1.64 million to repurchase an aggregate of 226,374 common units at an average price of $7.24 per common unit. Common units repurchased under the Program are being cancelled.

Assets Owned by Knutsen NYK

Pursuant to the omnibus agreement the Partnership entered into with Knutsen NYK at the time of its initial public offering, the Partnership has the option to acquire from Knutsen NYK any offshore shuttle tankers that Knutsen NYK acquires or owns that are employed under charters for periods of five or more years.

While the Partnership continues to believe that key components of its strategy and value proposition are accretive investment in the fleet and a long-term, sustainable distribution, there can be no assurance that the Partnership will acquire any additional vessels from Knutsen NYK. Given the relationship between the Partnership and Knutsen NYK, any such acquisition would be subject to the approval of the Conflicts Committee of the Partnership’s Board of Directors.

As of the date of this release, Knutsen NYK owns, or has ordered, the following vessels and has entered into the following charters:

1.	In July 2022, Frida Knutsen was delivered to Knutsen NYK from the yard in Korea and commenced in December 2022 on a seven-year time charter contract with Eni for operation in North Sea. The charterer has options to extend the charter by up to a further three years.
2.	In August 2022, Sindre Knutsen was delivered to Knutsen NYK from the yard in Korea and commenced in September 2023 on a five-year time charter contract with Eni for operation in the North Sea. The charterer has options to extend the charter by up to a further five years.
3.	In November 2022, Knutsen NYK entered into a new fifteen-year time charter contract with Petrobras for a vessel to be constructed and which will operate in Brazil, where the charterer has an option to extend the charter by up to five further years. The vessel, named Eli Knutsen, has been built in China and is being delivered imminently.

4.	In February 2024, Knutsen NYK entered into a new ten-year time charter contract with Petrobras for each of three vessels to be constructed and which will operate in Brazil, where the charterer has an option to extend each charter by up to five further years. The vessels will be built in China and are expected to be delivered over 2026 - 2027.
5.	In August 2024, Knutsen NYK entered into a new seven-year time charter contract with Petrorio for a vessel to be constructed and which will operate in Brazil, where the charterer has an option to extend the charter by up to eight further years. The vessel will be built in China and is expected to be delivered early in 2027.
6.	In October 2024, Hedda Knutsen was delivered to Knutsen NYK from the yard in China and commenced in December 2024 on a ten-year time charter contract with Petrobras for operation in Brazil. Petrobras has the option to extend the charter by up to five further years.
7.	In March 2025, Knutsen NYK entered into a new seven-year time charter contract with Equinor for a vessel to be constructed and which will operate in Brazil, where the charterer has an option to extend the charter by up to thirteen further years. The vessel will be built in China and is expected to be delivered early in 2028.
8.	In August 2025, Knutsen NYK entered into a new seven-year charter contract with Repsol for one vessel firm with an option to charter one further vessel, both to operate in Brazil. The firm vessel has already been ordered, while the optional vessel remains subject to declaration by the charterer. The charterer has an option to extend the firm charter by up to five additional years. The vessel(s) will be built in China and the firm vessel is expected to be delivered in early 2028.

Outlook

As at June 30, 2025: (i) the Partnership had charters with an average remaining fixed duration of 2.6 years, with the charterers of the Partnership’s vessels having options to extend their charters by an additional 4.2 years on average and (ii) the Partnership had $895 million of remaining contracted forward revenue, excluding charterers’ options and charters agreed or signed after that date. As at June 30, 2025, the eighteen vessels which comprised the Partnership’s fleet had an average age of 10.1 years. During Q2 2025, fourteen of the vessels in our fleet operated in Brazil. With the acquisition on July 2, 2025, of the Daqing Knutsen, the average age of our fleet reduced further (to 9.7 years) and the number of vessels being operated in Brazil increased to fifteen. The market for shuttle tankers in Brazil has continued to tighten, driven by a significant pipeline of new production growth over the coming years, a limited newbuild order book, and typical long-term project viability requiring a Brent oil price of only $35 per barrel.

Shuttle tanker demand in the North Sea has remained subdued for some years, driven by the impact of COVID-19-related project delays. These conditions persisted into recent quarters, awaiting anticipated new oil production starts. Most notably, the long-anticipated Johan Castberg field in the Barents Sea and the new Penguins FPSO in the North Sea entered production recently.

Looking ahead, based on supply and demand factors with significant forward visibility and committed capital from industry participants, we believe that the overall medium and long-term outlook for the shuttle tanker market remains favourable.

In the meantime, the Partnership intends to pursue long-term visibility from its charter contracts, build its liquidity, pursue accretive dropdown transactions supportive of long-term cash flow generation, and position itself to benefit from its market-leading role in an improving shuttle tanker market. The Partnership continues to believe that key components of its strategy and value proposition are accretive investment in the fleet and a long-term sustainable distribution and buy-back program.

Moving forward, our day-to-day commercial focus remains on securing further long-term charters with high-quality counterparties that provide the Partnership with stable, predictable cashflows. We are confident that strong operational performance and the successful execution of our strategy will continue to expand our strategic and financial flexibility and to support multi-faceted value creation for our unitholders in the quarters and years ahead.

In the near term, the Partnership believes that there are compelling opportunities to deploy a material portion of its cash flow to facilitate dropdown transactions. The Partnership believes that dropdowns will lead to an increase in the Partnership’s capital value, with growth in contractual backlog leading to increasing cash flow over time. Together with reductions in the average age of the fleet, this increased cash flow should also facilitate refinancings. Combined with strong market fundamentals, this should provide the opportunity to increase sustainable distribution levels in the future.

The Partnership’s financial information for the quarter ended June 30, 2025 included in this press release is preliminary and unaudited and is subject to change in connection with the completion of the Partnership’s quarter end close procedures and further financial review. Actual results may differ as a result of the completion of the Partnership’s quarter end closing procedures, review adjustments and other developments that may arise between now and the time such financial information for the quarter ended June 30, 2025 is finalized.

About KNOT Offshore Partners LP

KNOT Offshore Partners LP owns, operates and acquires shuttle tankers primarily under long-term charters in the offshore oil production regions of Brazil and the North Sea.

KNOT Offshore Partners LP is structured as a publicly traded master limited partnership but is classified as a corporation for U.S. federal income tax purposes, and thus issues a Form 1099 to its unitholders, rather than a Form K-1. KNOT Offshore Partners LP’s common units trade on the New York Stock Exchange under the symbol “KNOP”.

The Partnership plans to host a conference call on September 26, 2025 at 9:30 AM (Eastern Time) to discuss the results for Q2 2025. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:

●	By dialing 1-833-470-1428 from the US, dialing 1-833-950-0062 from Canada or 1-404-975-4839 if outside North America – please join the KNOT Offshore Partners LP call using access code 975064.
●	By accessing the webcast on the Partnership’s website: www.knotoffshorepartners.com.

September 25, 2025

KNOT Offshore Partners LP

Aberdeen, United Kingdom

Questions should be directed to:

Derek Lowe via email at ir@knotoffshorepartners.com

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
(U.S. Dollars in thousands)	2025	2025	2024	2025	2024
Operating revenues:
Time charter and bareboat revenues	$85,920	$82,991	$73,437	$168,911	$146,799
Voyage revenues (1)	—	466	351	466	3,066
Loss of hire insurance recoveries	607	—	78	607	78
Other income	533	572	554	1,105	1,109
Total revenues	87,060	84,029	74,420	171,089	151,052

Gain from disposal of vessel	—	1,342	—	1,342	—

Operating expenses:
Vessel operating expenses	33,005	30,609	26,952	63,614	52,861
Voyage expenses and commission (2)	944	767	584	1,711	2,219
Depreciation	29,372	28,763	27,748	58,135	55,490
Impairment (3)	—	—	16,384	—	16,384
General and administrative expenses	1,555	1,796	1,426	3,351	3,063
Total operating expenses	64,876	61,935	73,094	126,811	130,017
Operating income (loss)	22,184	23,436	1,326	45,620	21,035
Finance income (expense):
Interest income	903	748	897	1,651	1,725
Interest expense	(15,316)	(14,902)	(16,863)	(30,218)	(34,328)
Other finance income (expense)	(199)	(152)	177	(351)	(92)
Realized and unrealized gain (loss) on derivative instruments (4)	(370)	(1,344)	1,797	(1,714)	6,799
Net gain (loss) on foreign currency transactions	(267)	374	28	107	(198)
Total finance income (expense)	(15,249)	(15,276)	(13,964)	(30,525)	(26,094)
Income (loss) before income taxes	6,935	8,160	(12,638)	15,095	(5,059)
Income tax benefit (expense)	(125)	(579)	(213)	(704)	(354)
Net income (loss)	$6,810	$7,581	$(12,851)	$14,391	$(5,413)
Weighted average units outstanding (in thousands of units):
Common units	34,045	34,045	34,045	34,045	34,045
Class B units (5)	252	252	252	252	252
General Partner units	640	640	640	640	640

(1)	Voyage revenues are revenues unique to spot voyages.
(2)	Voyage expenses and commission are expenses unique to spot voyages, including bunker fuel expenses, port fees, cargo loading and unloading expenses, agency fees and commission.
(3)	The carrying value of each of the Dan Cisne and the Dan Sabia was written down to its estimated fair value as of June 30, 2024.
(4)	Realized gain (loss) on derivative instruments relates to amounts the Partnership actually received (paid) to settle derivative instruments, and the unrealized gain (loss) on derivative instruments relates to changes in the fair value of such derivative instruments, as detailed in the table below.

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
(U.S. Dollars in thousands)	2025	2025	2024	2025	2024
Realized gain (loss):
Interest rate swap contracts	$2,521	$3,111	$3,987	$5,631	$8,050
Total realized gain (loss):	2,521	3,111	3,987	5,631	8,050
Unrealized gain (loss):
Interest rate swap contracts	(2,891)	(4,455)	(2,190)	(7,345)	(1,251)
Total unrealized gain (loss):	(2,891)	(4,455)	(2,190)	(7,345)	(1,251)
Total realized and unrealized gain (loss) on derivative instruments:	$(370)	$(1,344)	$1,797	$(1,714)	$6,799

(5)	On September 7, 2021, the Partnership entered into an exchange agreement with Knutsen NYK, and the Partnership’s general partner whereby Knutsen NYK contributed to the Partnership all of Knutsen NYK’s incentive distribution rights (“IDRs”), in exchange for the issuance by the Partnership to Knutsen NYK of 673,080 common units and 673,080 Class B Units, whereupon the IDRs were cancelled (the “IDR Exchange”). As of June 30, 2025, 420,675 of the Class B Units had been converted to common units.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(U.S. Dollars in thousands)	At June 30, 2025	At December 31, 2024
ASSETS
Current assets:
Cash and cash equivalents	$66,322	$66,933
Amounts due from related parties	2,020	2,230
Inventories	3,598	3,304
Derivative assets	5,084	8,112
Other current assets	17,607	14,793
Total current assets	94,631	95,372

Long-term assets:
Vessels, net of accumulated depreciation	1,512,647	1,462,192
Right-of-use assets	3,860	1,269
Deferred tax assets	3,082	3,326
Derivative assets	2,401	5,189
Accrued income	7,531	4,817
Total Long-term assets	1,529,521	1,476,793
Total assets	$1,624,152	$1,572,165

LIABILITIES AND EQUITY
Current liabilities:
Trade accounts payable	$5,789	$5,766
Accrued expenses	18,427	11,465
Current portion of long-term debt	179,030	256,659
Current lease liabilities	1,004	1,172
Income taxes payable	54	60
Current portion of contract liabilities	5,529	2,889
Prepaid charter	2,079	7,276
Amount due to related parties	7,202	1,835
Total current liabilities	219,114	287,122

Long-term liabilities:
Long-term debt	735,449	648,075
Lease liabilities	2,856	97
Derivative liabilities	1,317	—
Contract liabilities	43,355	23,776
Deferred tax liabilities	103	91
Deferred revenues	1,635	1,869
Total long-term liabilities	784,715	673,908
Total liabilities	1,003,829	961,030
Commitments and contingencies
Series A Convertible Preferred Units	84,308	84,308
Equity:
Partners’ capital:
Common unitholders: 34,045,081 units issued and outstanding at June 30, 2025 and December 31, 2024 respectively	522,621	513,603
Class B unitholders: 252,405 units issued and outstanding at June 30, 2025 and December 31, 2024 respectively	3,871	3,871
General partner interest: 640,278 units issued and outstanding at June 30, 2025 and December 31, 2024 respectively	9,523	9,353
Total partners’ capital	536,015	526,827
Total liabilities and equity	$1,624,152	$1,572,165

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN PARTNERS’ CAPITAL

	Partners’ Capital			Accumulated		Series A
			General	Other	Total	Convertible
	Common	Class B	Partner	Comprehensive	Partners’	Preferred
(U.S. Dollars in thousands)	Units	Units	Units	Income (Loss)	Capital	Units
Three Months Ended June 30, 2024 and 2025
Consolidated balance at March 31, 2024	$514,760	$3,871	$9,374	$—	$528,005	$84,308
Net income (loss)	(14,282)	—	(269)	—	(14,551)	1,700
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(885)	—	(16)	—	(901)	(1,700)
Consolidated balance at June 30, 2024	$499,593	$3,871	$9,089	$—	$512,553	$84,308

Consolidated balance at March 31, 2025	$518,491	$3,871	$9,444	$—	$531,806	$84,308
Net income (loss)	5,015	—	95	—	5,110	1,700
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(885)	—	(16)	—	(901)	(1,700)
Consolidated balance at June 30, 2025	$522,621	$3,871	$9,523	$—	$536,015	$84,308

Six Months Ended June 30, 2024 and 2025
Consolidated balance at December 31, 2023	$510,013	$3,871	$9,285	$—	$523,169	$84,308
Net income (loss)	(8,650)	—	(163)	—	(8,813)	3,400
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(1,770)	—	(33)	—	(1,803)	(3,400)
Consolidated balance at June 30, 2024	$499,593	$3,871	$9,089	$—	$512,553	$84,308

Consolidated balance at December 31, 2024	$513,603	$3,871	$9,353	$—	$526,827	$84,308
Net income (loss)	10,788	—	203	—	10,991	3,400
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(1,770)	—	(33)	—	(1,803)	(3,400)
Consolidated balance at June 30, 2025	$522,621	$3,871	$9,523	$—	$536,015	$84,308

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

	Six Months Ended June 30,
(U.S. Dollars in thousands)	2025	2024
OPERATING ACTIVITIES
Net income (loss) (1)	$14,391	$(5,413)
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation	58,135	55,490
Impairment	—	16,384
Amortization of contract intangibles / liabilities	(2,244)	—
Amortization of deferred revenue	(234)	(234)
Amortization of deferred debt issuance cost	1,163	1,089
Drydocking expenditure	(7,592)	(58)
Income tax (benefit)/expense	704	354
Income taxes paid	(52)	(23)
Unrealized loss on derivative instruments	7,345	1,251
Unrealized (gain) loss on foreign currency transactions	(598)	148
Gain from disposal of vessel	(1,342)	—
Changes in operating assets and liabilities:
Decrease (increase) in amounts due from related parties	(255)	(436)
Decrease (increase) in inventories	(716)	(20)
Decrease (increase) in other current assets	(1,286)	(1,907)
Decrease (increase) in accrued income	(2,714)	—
Increase (decrease) in trade accounts payable	842	(4,636)
Increase (decrease) in accrued expenses	3,603	(5,058)
Increase (decrease) prepaid charter	(5,197)	1,887
Increase (decrease) in amounts due to related parties	4,027	1,754
Net cash provided by operating activities	67,980	60,572

INVESTING ACTIVITIES
Additions to vessel and equipment	(213)	(75)
Proceeds from asset swap (net cash)	1,040	—
Net cash provided by (used in) investing activities	827	(75)

FINANCING ACTIVITIES
Proceeds from long-term debt	—	60,000
Repayment of long-term debt	(64,458)	(121,971)
Payment of debt issuance cost	—	(536)
Cash distributions	(5,203)	(5,203)
Net cash used in financing activities	(69,661)	(67,710)
Effect of exchange rate changes on cash	243	(89)
Net increase (decrease) in cash and cash equivalents	(611)	(7,302)
Cash and cash equivalents at the beginning of the period	66,933	63,921
Cash and cash equivalents at the end of the period	$66,322	$56,619

(1)	Included in net income (loss) is interest paid amounting to $ 29.5 million and $33.6 million for the six months ended June 30, 2025 and 2024, respectively.

APPENDIX A—RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

EBITDA and Adjusted EBITDA

EBITDA is defined as earnings before interest, depreciation, impairments and taxes. Adjusted EBITDA is defined as earnings before interest, depreciation, impairments, taxes and other financial items (including other finance expenses, realized and unrealized gain (loss) on derivative instruments and net gain (loss) on foreign currency transactions). EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as the Partnership’s lenders, to assess its financial and operating performance and compliance with the financial covenants and restrictions contained in its financing agreements. Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess the Partnership’s financial and operating performance. The Partnership believes that EBITDA and Adjusted EBITDA assist its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in its industry that provide EBITDA and Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, taxes, impairments and depreciation, as applicable, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including EBITDA and Adjusted EBITDA as financial measures benefits investors in (a) selecting between investing in the Partnership and other investment alternatives and (b) monitoring the Partnership’s ongoing financial and operational strength in assessing whether to continue to hold common units. EBITDA and Adjusted EBITDA are non-GAAP financial measures and should not be considered as alternatives to net income or any other indicator of Partnership performance calculated in accordance with GAAP.

The table below reconciles EBITDA and Adjusted EBITDA to net income, the most directly comparable GAAP measure.

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2025	2024	2025	2024
(U.S. Dollars in thousands)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income (loss)	$6,810	$(12,851)	$14,391	$(5,413)
Interest income	(903)	(897)	(1,651)	(1,725)
Interest expense	15,316	16,863	30,218	34,328
Depreciation	29,372	27,748	58,135	55,490
Impairment	—	16,384	—	16,384
Income tax expense	125	213	704	354
EBITDA	50,720	47,460	101,797	99,418
Other financial items (a)	836	(2,002)	1,958	(6,509)
Adjusted EBITDA	$51,556	$45,458	$103,755	$92,909

(a)	Other financial items consist of other finance income (expense), realized and unrealized gain (loss) on derivative instruments and net gain (loss) on foreign currency transactions.

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and KNOT Offshore Partners’ operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond KNOT Offshore Partners’ control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include statements with respect to, among other things:

●	market trends in the shuttle tanker or general tanker industries, including hire rates, factors affecting supply and demand, and opportunities for the profitable operations of shuttle tankers and conventional tankers;
●	market trends in the production of oil in the North Sea, Brazil and elsewhere;
●	Knutsen NYK’s and KNOT Offshore Partners’ ability to build shuttle tankers and the timing of the delivery and acceptance of any such vessels by their respective charterers;
●	KNOT Offshore Partners’ ability to purchase vessels from Knutsen NYK in the future;
●	KNOT Offshore Partners’ ability to enter into long-term charters, which KNOT Offshore Partners defines as charters of five years or more, or shorter- term charters or voyage contracts;
●	KNOT Offshore Partners’ ability to refinance its indebtedness on acceptable terms and on a timely basis and to make additional borrowings and to access debt and equity markets;
●	KNOT Offshore Partners’ distribution policy, forecasts of KNOT Offshore Partners’ ability to make distributions on its common units, Class B Units and Series A Preferred Units, the amount of any such distributions and any changes in such distributions;
●	KNOT Offshore Partners’ ability to integrate and realize the expected benefits from acquisitions;
●	impacts of supply chain disruptions and the resulting inflationary environment;
●	KNOT Offshore Partners’ anticipated growth strategies;
●	the effects of a worldwide or regional economic slowdown;
●	turmoil in the global financial markets;
●	fluctuations in currencies, inflation and interest rates;
●	fluctuations in the price of oil;
●	general market conditions, including fluctuations in hire rates and vessel values;
●	changes in KNOT Offshore Partners’ operating expenses, including drydocking and insurance costs and bunker prices;
●	recoveries under KNOT Offshore Partners’ insurance policies;

●	the length and cost of drydocking;
●	KNOT Offshore Partners’ future financial condition or results of operations and future revenues and expenses;
●	the repayment of debt and settling of any interest rate swaps;
●	planned capital expenditures and availability of capital resources to fund capital expenditures;
●	KNOT Offshore Partners’ ability to maintain long-term relationships with major users of shuttle tonnage;
●	KNOT Offshore Partners’ ability to leverage Knutsen NYK’s relationships and reputation in the shipping industry;
●	KNOT Offshore Partners’ ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under charter;
●	the financial condition of KNOT Offshore Partners’ existing or future customers and their ability to fulfill their charter obligations;
●	timely purchases and deliveries of newbuilds;
●	future purchase prices of newbuilds and secondhand vessels;
●	any impairment of the value of KNOT Offshore Partners’ vessels;
●	KNOT Offshore Partners’ ability to compete successfully for future chartering and newbuild opportunities;
●	acceptance of a vessel by its charterer;
●	the impacts of the Russian war with Ukraine, the conflict between Israel and Hamas and the other conflicts in the Middle East;
●	termination dates and extensions of charters;
●	the expected cost of, and KNOT Offshore Partners’ ability to, comply with governmental regulations (including climate change regulations) and maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to KNOT Offshore Partners’ business;
●	availability of skilled labor, vessel crews and management;
●	the effects of outbreaks of pandemics or contagious diseases, including the impact on KNOT Offshore Partners’ business, cash flows and operations as well as the business and operations of its customers, suppliers and lenders;
●	KNOT Offshore Partners’ general and administrative expenses and its fees and expenses payable under the technical management agreements, the management and administration agreements and the administrative services agreement;
●	the anticipated taxation of KNOT Offshore Partners and distributions to its unitholders;
●	estimated future capital expenditures;

●	Marshall Islands economic substance requirements;
●	KNOT Offshore Partners’ ability to retain key employees;
●	customers’ increasing emphasis on climate, environmental and safety concerns;
●	the impact of any cyberattack;
●	potential liability from any pending or future litigation;
●	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
●	future sales of KNOT Offshore Partners’ securities in the public market;
●	KNOT Offshore Partners’ business strategy and other plans and objectives for future operations; and
●	other factors listed from time to time in the reports and other documents that KNOT Offshore Partners files with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F for the year ended December 31, 2024 and subsequent reports on Form 6-K.

All forward-looking statements included in this release are made only as of the date of this release. New factors emerge from time to time, and it is not possible for KNOT Offshore Partners to predict all of these factors. Further, KNOT Offshore Partners cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward- looking statement. KNOT Offshore Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in KNOT Offshore Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.